Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES DELIVERY OF ITS SECOND VESSEL M/T “MILTIADIS M II” AND
EMPLOYMENT OF M/T “ALEXANDER THE GREAT” ON AN INDEX LINKED SPOT VOYAGE CHARTER
ATHENS, Greece, March 31, 2010 — Crude Carriers Corp. (NYSE: CRU), announced today that it has taken delivery of the M/T ‘Miltiadis M II’, a 2006 built, high specification, Ice Class 1A Suezmax tanker with deadweight capacity of 162,397mt. The vessel has been transferred to Crude Carriers with the balance of its current voyage charter to Shell Trading & Shipping Co. with a remaining period of approximately 10 days.
The M/T ‘Miltiadis M II’ is the second of the three vessels comprising the Company’s initial fleet and was acquired at a purchase price of $71.25 million. The vessel was built in 2006 by Daewoo Shipbuilding and Marine Engineering Co., in Korea to include high specification features, such as Ice 1A notation (capacity to navigate ice with a thickness of 0.8 meters or less), a bow thruster and controllable pitch propeller resulting in increased maneuvering capacity and fully coated cargo tanks which enable the vessel to transport or store clean petroleum products. According to industry data, a total of four Suezmax vessels with similar features have been built to date.
The remaining vessel, the M/T ‘Achilleas’, a newbuilding Very Large Crude Carrier (“VLCC”) currently under construction at Universal Shipbuilding Corporation in Japan, is expected to be delivered at the end of June 2010.
In addition. Crude Carriers today announced the employment of the M/T “Alexander the Great”, on a voyage charter to Shell Trading & Shipping Co. linked to the Baltic Dirty Tanker Route 3 (“TD3”) commencing on delivery of the vessel from the shipyard with an approximate duration of 45 days. Crude Carriers took delivery of M/T “Alexander the Great”, a newly built VLCC from Universal Shipbuilding Corporation at the Ariake Shipyard in Japan on Friday, March 26, 2010.
Evangelos Marinakis, Chairman and Chief Executive Officer of Crude Carriers commented: “We are pleased to have taken delivery of the second vessel from our initial fleet promptly after the delivery of “Alexander the Great” and shortly after completion of our IPO. Both vessels are trading currently with Shell Trading & Shipping Co., which underlines our ability to employ our vessels on attractive spot related charters with oil majors. We believe Crude Carriers is well positioned to give investors exposure to the crude tanker spot market.”
Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the delivery of vessels to Crude Carriers Corp., and our ability to employ such vessels with oil majors and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining vessel; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a newly formed Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:

Company contacts:	Investor Relations / Media:

Ioannis Lazaridis, President	Nicolas Bornozis, President
Tel: +30 (210) 4584 950	Capital Link, Inc.
E-mail: i.lazaridis@crudecarrierscorp.com	230 Park Avenue — Suite 1536
New York, NY 10160, USA
Jerry Kalogiratos, CFO	Tel: (212) 661-7566
Tel: +30 (210) 4584 950	Fax: (212) 661-7526
E-mail: j.kalogiratos@crudecarrierscorp.com	E-mail: crudecarriers@capitallink.com

www.capitallink.com